SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2013

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.	COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ nº 07.526.557/0001-00	CNPJ nº 02.808.708/0001-07
NIRE 35.300.368.941	NIRE 35.300.157.770

NOTICE TO SHAREHOLDERS

Ambev S.A. (“Newbev”) hereby informs its shareholders that Newbev’s Board of Directors approved on this date: (i) the preparation of an extraordinary balance sheet dated August 31, 2013; and (ii) the distribution of interim dividends, based on the extraordinary balance sheet dated August 31, 2013, to be deducted from the results  of the current year and attributed to the minimum mandatory dividend of the 2013 fiscal year, in the amount of R$0.13 for each Newbev common share, with no withholding income tax, pursuant to applicable law.

Due to Newbev’s stock swap merger with Companhia de Bebidas das Américas – Ambev (“Companhia de Bebidas”), approved on July 30, 2013 (the “Stock Swap Merger”), the shareholders or holders of American Depositary Receipts (“ADRs”) of Companhia de Bebidas became the lawful holders, respectively, of (i) five common shares of Newbev for each outstanding common or preferred share of Companhia de Bebidas; and (ii) five ADRs of Newbev for each ADR of Companhia de Bebidas representing one Companhia de Bebidas common or preferred share.

Nevertheless, as Newbev’s request of publicly-held company registration is still under analysis by the Brazilian Securities Commission (“CVM”), Companhia de Bebidas’ shares and ADRs are still traded on the São Paulo Stock, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) and the New York Stock Exchange. Therefore, the dividends to be paid by Newbev as per this notice to shareholders will be attributed to such shares and ADRs of Companhia de Bebidas considering the proportion of the exchange ratio mentioned above, and as per the applicable provisions of Newbev By-laws.

In this regard, each common or preferred share of Companhia de Bebidas currently traded on the São Paulo Stock, Commodities and Futures Exchange and each ADR of Companhia de Bebidas, representing one common or preferred share of Companhia de Bebidas, traded on the New York Stock Exchange, is entitled to receive R$0.65 as dividends, with no withholding income tax, pursuant to the applicable law.

Such payment will be made as from September 27, 2013 (ad referendum of the Annual Shareholders’ Meeting relating to the 2013 fiscal year), considering the shareholding on and including September 13, 2013, with respect to the São Paulo Stock, Commodities and Futures Exchange, and September 18, 2013, with respect to the New York Stock Exchange, without any monetary adjustment. The shares and ADRs shall be traded ex-dividends  as from and including September 16, 2013.

SERVICE TO SHAREHOLDERS

Shareholders who have already indicated a bank account shall have their credits available at the informed account. Shareholders who have not provided such indication shall receive from Banco Bradesco S.A., as depositary bank, at their stated address, a notice containing information with respect to the payment. Such notice shall be presented at one of Banco Bradesco’s branches along with the appropriate deposit instructions. Shareholders who hold their shares under a fiduciary custody arrangement shall have their proceeds available according to procedures adopted by the São Paulo Stock, Commodities and Futures Exchange.

São Paulo, August 30, 2013.

Ambev S.A.

/s/Nelson José Jamel

Chief Financial and Investor Relations Officer

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer